March 26, 2026

Guanghai Li
Chief Executive Officer
Helport AI Ltd
9 Temasek Boulevard #07-00, Suntec Tower Two,
Singapore 038989

       Re: Helport AI Ltd
           Registration Statement on Form F-3
           Filed March 26, 2026
           File No. 333-294622
Dear Guanghai Li:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alexandra Barone at 202-551-8816 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Ying Li, Esq.